Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

September 16, 2009	For Immediate Release

NEWS RELEASE
GREAT PANTHER ANNOUNCES NEW STRATEGY TO ACCELERATE PRODUCTION

GREAT PANTHER RESOURCES LIMITED (TSX: GPR, the “Company”) is pleased to announce that its Board of Directors has approved a new 3-year growth strategy focused on an immediate and aggressive increase in production and resources while maintaining profitability. It is anticipated that the new strategy should see the Company’s annual production increase to approximately 3.8 million silver equivalent ounces (Ag eq oz) by 2012 from its two existing mines in Mexico. Increased throughput and operating efficiencies should allow for further increases beyond this level such that production upside will remain.

The Company is currently on track to meet or exceed its 2009 target of 2.1 million Ag eq oz and the new plan foresees the production of 2.5 million Ag eq oz in 2010, 3.0 million Ag eq oz in 2011 and 3.8 million Ag eq oz in 2012. This equates to annual increases of approximately 20% and a total increase of more than 100% from 2008 levels. In addition, Great Panther intends to build its resource base at the Guanajuato and Topia operations to support a minimum 10 year mine life at the planned rate – a minimum of 40 million Ag eq oz.

Using metal prices of US$15/oz silver, US$900/oz gold, US$0.80 lead and US$0.75 zinc, the Company projects annual revenues in excess of CAD$50 million by 2012. Cash operating costs are anticipated to continue to decrease from existing levels towards US$4.00 per oz of silver (net of by-product credits). Capital expenditures for the new strategy are projected to total approximately $22 million over the next 3 years, with an additional $14 million in exploration spending. It is anticipated that the vast majority of this will be funded internally from internally generated cash flow.

In order to achieve this accelerated growth, the Company will invest in new equipment for both mines, plant upgrades and an increased drilling budget. New underground mine development is anticipated to reach more than 10 kilometres at Guanajuato and 5.5 kilometres at Topia. Plant throughput is expected to approach capacities of 1,200 tonnes per day at Guanajuato and 220 tonnes per day at Topia.

At Guanajuato, new development will focus on the deep extensions of the Rayas Clavo, the famous Valenciana Mine, the Cata Clavo and the Guanajuatito Zone and from new targets in between the major orebodies along the 4.2 kilometre trend of the Veta Madre structure. In addition, plans are underway to dewater, explore and develop the San Ignacio Mine, a stand-alone operation in the La Luz District, approximately 20 kilometres by road from the plant and on care-and-maintenance since 2001.

At Topia, production will be increased on several of the 10 veins currently being developed. Specifically, the Argentina, Rosario and San Gregorio veins will provide the largest increases in tonnage.

An estimated total of 65,000 metres of exploration drilling will concentrate on defining resources, looking for vein extensions and testing new targets. Based upon previous experience, the discovery cost per ounce is expected to be about $0.50 or less. Initially, the focus will be on the deep drilling of the Rayas

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

Clavo at Guanajuato, where development of accessways and drill stations is already underway. Surface drilling at San Ignacio and on other targets within the La Luz trend will commence once specific targets have been identified and permits are in place.

As this new strategy strongly emphasizes near-term production growth, the Company has decided to terminate its option on the Mapimi Project in Durango State. An in-house scoping study looked at several options for advancing this project but concluded that the low grades and high capital costs of a new plant precluded a sufficiently attractive return on investment. With US$2.2 million in cash payments due over the next 12 months just to maintain the Mapimi option, plus ongoing exploration costs, the allocation of those funds to delineating resources at the existing mines is deemed to be a better use of the Company’s funds. Notwithstanding this decision, the Company will continue to evaluate potential acquisitions where new projects could result in an immediate or near term boost to production.

The ultimate goal of Great Panther’s new 3-year growth strategy is profitable growth. The Company is nearing the end of a third successive quarter of record earnings from mining operations and, providing metal prices remain robust, earnings are projected to continue to increase. Great Panther’s management considers that the best way to capitalize on an increase in the silver price is to do so by monetizing it through production.

Further details of the new growth strategy will be released as the plan is rolled out. Exploration drilling will be announced as the programs commence and results disclosed as they become available.

For further information please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer
President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parametres as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.